October 28, 2014

VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander, S.A. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 29, 2014 Form 6-K Furnished May 1, 2014 File No. 001-12518

Dear Ms. Hayes:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Office of Global Security Risk (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 30, 2014 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our 20-F, 6-K and consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Item 5. Operating and Financial Review and Prospects, page 123

Critical Accounting Policies, page 123

1.
Your disclosure on page 107 indicates that changes in Spanish law may impact your ability to recover the full balance of mortgage loans where the debtor is experiencing financial difficulty.  Please revise your disclosure in future filings, either here or elsewhere as you deem appropriate, to explain how these changes impact your severity, exposure and probability of default assumptions. Additionally, discuss, and quantify where possible, the impact these changes have had on your provisions and allowance for loan losses.

Response

We inform the Staff that the change in Spanish law that took place in 2013 affects a very specific and limited portion of the portfolio (loans to families considered vulnerable in Spain, which represent just 0.6% of the total mortgage portfolio of the Group).

The possibility, mentioned on page 107, of a reduction in the outstanding debt would only affect these specific clients and only in the event that the value of the corresponding collateral recovered by the Group pursuant to foreclosure is not sufficient to cover the debt. In this sense, our experience is that once the foreclosure has taken place no additional cash flow is recovered; accordingly the amount of the loan outstanding following the foreclosure is fully covered with impairment losses. Hence, these changes have not had any impact on our provisions or allowance for loan losses. We will add disclosure in future filings along the lines of the foregoing.

Financial Condition, page 163

2.
We note your disclosure that the decrease in customer loans in 2013 “was mainly due to the domestic component as a result of the deleveraging process in Spain and the cancellation of the public sector financing pursuant to a government program to pay suppliers’ pending invoices.”  In future filings, please describe in greater detail the government program cited and its impact on your business.

Response

Below is a description of the Spanish government program:

In 2012 the Spanish Government adopted specific mechanisms to facilitate the payment and cancellation of the debts that the local public entities had accumulated with their suppliers as a result of the sharp drop in the tax revenues caused by the economic crisis. It also approved the funding mechanism for this program through, among others, obtaining lines of credit from the main Spanish financial institutions, including us, which led to an increase in 2012 in our customer loans. During 2013, the improvement in the economic conditions in Spain allowed these public entities to obtain the required liquidity in the secondary markets and they cancelled those credit lines obtained the year before, which contributed to the reduction in our customer loans in 2013.

As the program has been terminated and primarily affected 2012 we respectfully inform the Staff that we do not consider greater detail about the government program mentioned to be relevant in future filings as we do not expect it will impact future periods.

Quantitative and Qualitative Disclosures about Risk, page 235

Part 5 – Credit risk, page 243

5.3.2 Spain, page 245

3.
Given the continuing declines in the value of real estate in Spain, as well as the continuing impairment charges and losses caused by that decline in your loan loss and foreclosed property portfolio, please revise your tabular disclosure on page 246 in future filings to also reflect an updated loan-to-value measure.  We note that you previously agreed to provide this disclosure in your correspondence filed on March 12, 2012. Therefore, please revise future filings to provide this disclosure, or tell us why this disclosure is no longer relevant.

Response

We acknowledge the Staff’s comment and we will revise in our future filings our tabular disclosure on page 246 to reflect an updated loan-to-value measure with the following disclosure:

“ The following table sets forth the loan to value ratio of our home purchase loan portfolio with mortgage guarantee in Spain, as of December 31, 2014~~, taking into account guarantee values at the time of origination~~:

Millions of euros	31/12/14
LTV ranges (*)
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total

1. Gross amount	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
1.1 Of which: Non-performing	xx	xx	xx	xxx	xxx	x,xxx

(*) LTV (Loan to value ratio: calculated as the outstanding amount of the loan to the updated available appraisal value of the mortgaged asset”

Credit Risk Cycle, page 253

5.5.6 Recovery management, page 259

Forborne loan portfolio, page 260

4.	Please revise your disclosure in future filings to provide the following information regarding your forbearance program:

• Clarify whether you have any limits on the number of times a borrower may request a modification of the terms of their loan.  If not, please discuss how you consider multiple modifications in determining whether a loan has been renegotiated or refinanced.

• We note in your correspondence filed with the Commission on March 11, 2013 that subsequent modifications to loans that were modified are not common but your disclosure on page 262 indicates that subsequent modifications are something you will consider if the previous modification did not lead to improvement in the customer’s performance.  Therefore, in future filings, separately disclose the balance of loans that have received multiple modifications from those that have received only one modification.

• Similarly, your disclosure on page 262 indicates that in the event that more than one modification is necessary, “more stringent classification/return-to-performing criteria” is used.  Please revise future filings to disclose specifically the more stringent classification and return to performing criteria that are applied to these types of loans.

• As previously requested, and as represented in your correspondence filed with the Commission on March 11, 2013, revise future filings to discuss how you consider the level of loans needing more than one modification as well as the level of re-defaults of refinanced or renegotiated loans when determining the appropriate level of allowance for loan losses.  If you believe this disclosure is no longer meaningful, please tell us why.

Response

In response to the four bullet items above, we have prepared the following responses with the Staff’s comments in bold and underlined.

Clarify whether you have any limits on the number of times a borrower may request a modification of the terms of their loan. If not, please discuss how you consider multiple modifications in determining whether a loan has been renegotiated or refinanced.

We will include in future filings the following disclosure to clarify this information “Our corporate policy permits a maximum of one modification per year and three modifications every five years.”

We note in your correspondence filed with the Commission on March 11, 2013 that subsequent modifications to loans that were modified are not common but your disclosure on page 262 indicates that subsequent modifications are something you will consider if the previous modification did not lead to improvement in the customer’s performance. Therefore, in future filings, separately disclose the balance of loans that have received multiple modifications from those that have received only one modification.

We will revise the disclosure in future filings to disclose the balance of loans that have had multiple modifications as follows:

“As of December 31, 2014 €x,xxx million of the forborne loan portfolio have had multiple modifications, which represents xx% of the total forborne loan portfolio.”

Similarly, your disclosure on page 262 indicates that in the event that more than one modification is necessary, “more stringent classification/return-to-performing criteria” is used. Please revise future filings to disclose specifically the more stringent classification and return to performing criteria that are applied to these types of loans.

We acknowledge the Staff comment and in future filings we will disclose the following information: “Conversely, if following the arrangement of forbearance there is no improvement in the customer´s payment performance, the possibility of extending new forbearance measures will be considered, with application of more stringent classification/return-to-performing criteria. Our corporate policy prescribes an extended period - between 6 months and 36 months- of continuous payment before a forborne loan with subsequent modification can be reclassified to the performing portfolio (between 3 months and 12 months in those which just have had one modification) . The length is determined by the existence of collateral and the remaining term of the loan.”

As previously requested, and as represented in your correspondence filed with the Commission on March 11, 2013, revise future filings to discuss how you consider the level of loans needing more than one modification as well as the level of re-defaults of refinanced or renegotiated loans when determining the appropriate level of allowance for loan losses. If you believe this disclosure is no longer meaningful, please tell us why.

We acknowledge the Staff’s comment and in future filings we will include the following disclosure, which is substantially the same as the wording included in our correspondence filed on March 11, 2013:

“For the purpose of determining losses, the Group monitors its customers differentiating between:

•
Customers classified by the Group as “standardized”: grouping together loans having similar credit risk characteristics indicative of the customers’ ability to pay all principal and interest amounts in accordance with the contractual terms. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

•
Customers classified by the Group as “individualized”: they are monitored individually for significant loans and for loans which, although not significant, are not susceptible to being classified in a group of loans with similar credit risk characteristics. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

Our internal models, used to calculate our loan loss provisions, incorporate re-defaults of the forborne loans in the following manner:

•
Customers classified by the Group as “standardized”: our internal models consider forborne loans as a different pool, which has its own probability of default calculated based on past credit history, which consider, among others, successive restructuration.

•
Customers classified by the Group as “individualized”: internal ratings are the key input for determining the probability of default of these loans and it takes into consideration subsequent restructuring of a loan. In this sense, our corporate risk policy establishes that the “rating” for forborne customers must be updated at least every six months reflecting new financial conditions or modifications.”

5.
Your disclosure in your Form 6-K filed July 31, 2013 discussing your financial results for the six month period ended June 30, 2013 indicates that the change in the Bank of Spain’s criteria for refinanced loans caused an increase in non-performing loans during the period.  You further state that this was due to the requirement to classify some or all of these loans as doubtful.  However, your discussion regarding the forborne loan portfolio discusses only the standard, substandard and impaired classifications.  Please tell us and revise future filings to disclose, if appropriate, how these two disclosures relate to each other and clarify to us why there is no disclosure of the doubtful loan category within your 20-F.  Clarify when a refinanced or renegotiated loan would be considered doubtful, similar to the disclosure regarding your other classifications on page 263, and quantify the balance of loans included in this classification.  Please also tell us in more detail why reclassification of these loans did not have any additional impact on your provisions.  For example, you have disclosure in the Form 6-K filed July 31, 2013 that indicated that you had already set aside provisions for EUR 340 million for these loans, in line with your internal policy, but it is unclear why this change in reclassification would not affect your internal policy for calculating loss provisions.

Response

We respectfully inform the Staff that the meaning of the term “impaired” used on page 263 of our Form 20-F and the meaning of the term “doubtful” used in the Form 6-K filed on July 31, 2013 is the same and refers to the meaning of “non-performing”. In future filings we will use the term “non-performing” in order to avoid any misunderstanding. Taking that into consideration, the information required by the Staff (the criteria for classifying a refinanced loan as non-performing) is disclosed on page 263 of our Form 20-F together with the balance of refinanced or renegotiated loans that are considered non-performing.

In regards to the disclosure included in our Form 6-K filed on July 31, 2013, when we stated that the reclassification of these loans would not have any additional impact on our provisions, we meant that we did not expect that these loans would require significant allowance for loan losses in the future in addition to those already recorded based on our internal models as we were not expecting a worsening of their LGDs taking into account the trends of house prices published by analysts.

Finally, we inform the Staff that this reclassification did not affect our internal policy for calculating provisions because, as mentioned in our disclosure in our Form 6-K filed on July 31, 2013, our internal models had already identified the deterioration in the financial conditions of these loans (refinanced mortgaged loans to unemployed clients with a long capital moratorium period) which prompted the change in Bank of Spain´s criteria.

Part 7 – Liquidity and funding risk, page 294

7.2.2  Balance Sheet Analysis and Liquidity Risk Measurement, page 296

6.
Please revise your future filings to disclose the weighted average of your structural liquidity surplus, if it differs or fluctuates materially from the period end balance.  We note that you represented you would provide this disclosure in your correspondence filed with the Commission on October 5, 2012.  Please also provide a summary of encumbered and unencumbered assets in a tabular format by balance sheet categories, including collateral received that can be rehypothecated or otherwise redeployed so that readers may understand the extent to which you maintain unrestricted assets that are available to support potential funding needs.

Response

We acknowledge the Staff’s comment and we propose to include additional disclosure in future filings as shown below:

“As of December 31, 2013, the Group’s structural liquidity surplus stood at € 150 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€108 billion), equities (€6 billion) and net deposits at central banks (€48billion).

In 2013, the weighted average of our structural liquidity surplus using quarter-end balances was €165 billion.”

As regards a summary of encumbered and unencumbered assets we will include disclosure substantially similar to that presented below in future filings and will continue to improve our disclosures regarding encumbered and unencumbered financial assets:

“Encumbered financial assets – funding

Encumbered financial assets are those on the balance sheet which have been used as collateral or guarantee with respect to some of the Group’s liabilities, mostly in order to obtain funding.

In 2013, the Group continued to reduce its volume of encumbered financial assets as a result of returning to the European Central Bank all the funds borrowed by the parent bank, and the lower use of funding with collateral in units with high reserves of liquidity such as the US and the UK.

Of the Group’s total encumbered financial assets in funding operations, it is necessary to distinguish two groups with very different features:

• One is a group of assets (representing approximately 40% of total encumbered assets) that are mainly public debt securities delivered in very short-term repo operations. Other financial assets are also included in this category such as corporate bonds or bonds of quasi-governmental institutions delivered in very short-term repo operations, as well as reverse repos used with the same purpose.

Most of these encumbered financial assets are related to repo market activities whose average maturity tends to be less than three months.

• The second group of encumbered assets (representing approximately 60% of total encumbered assets) relates to loans that have been securitized or contributed as collateral in covered bonds to be sold to wholesale markets. Also included are loans which have been delivered as collateral in central banks’ liquidity facilities.

Unlike the first group, these assets do contribute to the Group’s medium- and long-term funding with average maturities of between two and three years. Their volume at the end of 2013 was approximately €154 billion, putting the encumbered “structural” percentage at 14% of the Group’s total assets.

The following table shows our encumbered financial assets and loans and their average maturities as of December 31, 2013:

	December 2013
	Billion euros	Maturity in years
Public debt	87	0.1
Other financial assets	5	1.3
Total encumbered financial assets	92	0.2
Securitized loans	46	2.2
Other loans	109	2.8
Total encumbered loans	155	2.6

Note: Encumbered assets are not specifically identified as such on our balance sheet. Consequently, the estimated amount of encumbered assets was calculated based on the amount of secured financing outstanding as of December 31, 2013 in light of the estimated amount of over-collateralization and the applicable liquidity haircut in each case.”

Notes to the Consolidated Financial Statements, page F-9

Note 2 - Accounting Policies, page F-19

i) Non-Current Assets Held For Sale and Liabilities Associated with Non-Current Assets Held For Sale, page F-49

7.
Please revise your future filings to disclose whether your policy for obtaining appraisals for properties outside of Spain is consistent with your policies disclosed here for properties inside Spain.  If not, disclose the similar policies for obtaining appraisals for properties outside of Spain.  Additionally, please revise future filings to disclose whether your collateral valuations for construction or development projects that are in process contemplate collateral values “as is” or “as complete/developed” consistent with your representation to provide this disclosure in your correspondence filed on October 5, 2012.

Response

We respectfully inform the Staff that our corporate policy for obtaining appraisals outside Spain is consistent with our policy inside Spain.

Moreover in future filings we will disclose the following information in relation to the collateral valuations for construction and development projects: The valuation of collateral for projects that are in process contemplates the values “as is” and not “as completed.”

u) Assets Under Management and Investment and Pension Funds Managed by the Group, page F-60

8.
Please revise future filings to describe the criteria used for determining whether you have control over structured entities.  We note your reference to Note 2.b.iv on page F-23 where you discuss that you determine which entities you control using internal criteria and procedures and taking into consideration the applicable legislation, but we could not locate the specific assumption and judgments regarding the criteria considered in concluding you either control or do not control certain structured entities.   Please refer to paragraphs 7-9 of IFRS 12.

Response

We acknowledge the Staff’s comment and we propose to include additional disclosure in future filings as shown below:

“When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which it is applicable (mainly investment funds and pension funds), the Group analyzes the following factors:

•	Percentage of ownership held by the Group, with 20% being established as the threshold above which a more in-depth analysis is performed.
•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group's ability to direct the relevant activities.

•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than the fund manager.
•
Existence of currently exercisable removal rights (possibility of removing the manager from his position) since the existence of such rights might limit the manager's power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

•
Analysis of the fund manager's remuneration system, taking into consideration that a remuneration system that is proportionate to the service rendered does not, generally, create an exposure of such importance that would indicate that the manager is acting as the principal. Conversely, if the remuneration system is not proportionate to the service rendered, this might give rise to an exposure of such a nature that might lead us to a different conclusion.

~~These~~ Structured entities also include the securitization special purpose vehicles, which are consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Group continues to exercise control.

The balances associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.”

Note 8 - Equity Instruments, page F-104

b) Changes, page F-105

9.
We note your disclosure regarding the investment in the Spanish Bank Restructuring Asset Management Company (Sareb), consisting of an approximate 17% equity stake and subordinated debt.  We also note your disclosure on page 163 that appears to indicate that in 2013, you began to manage a separate unit for run-off real estate activity in Spain, which has a specialized management model, and includes stakes in real estate companies (Metrovacesa and Sareb).  Clarify how you considered the factors in paragraph 7 of IFRS 10 when concluding that accounting for the investment in Sareb as an available for sale equity investment was appropriate.  Please also address the following:

• Identify the relevant activities of Sareb, and clarify your management role in relationship to these activities.  Tell us how you considered your management role in determining whether you have met the criteria in paragraphs 7(a) and 7(c) of IFRS 10.

• Discuss the nature and structure of any fee agreements you have entered into in connection with the management of Sareb and how you contemplated these fees in your conclusion to account for this investment as an available for sale security.

• Clarify the significance of gaining the ability to appoint two directors to the board of directors in light of the total number of seats on the board of directors.

Response

We respectfully inform the staff that the run-off real estate segment manages Santander Group loans from customers whose activity is mainly real estate development in Spain and foreclosed assets of the Group in Spain. This segment also includes the minority stakes that the Group has in Metrovacesa (36.82%) and Sareb (17.28%), nevertheless neither this unit nor the Group manages or controls these entities. Therefore, we believe the analysis over relevant activities and paragraphs 7(a) and 7(c) of IFRS 10 is not applicable on our investment in Sareb.

Accounting for the investment in Sareb as an available for sale equity investment is appropriate based on our conclusion that we do not have significant influence over this entity considering the criteria outlined in IAS 28. The main factors considered were the following:

-
Sareb is a private entity whose creation was conceived via the Memorandum of Understanding (MoU) which the Spanish government signed in July 2012 with its European partners (EU), in order to receive financial aid for the banking sector. Its purpose is to receive, manage and dispose of, for a maximum of 15 years, the assets transferred to it in 2012 by certain credit institutions (nationalized banks and banks that received State funding) within the framework of the process for the restructuring and clean-up of the Spanish banking industry. The Santander Group did not transfer any assets to Sareb.

-	Sareb has certain special features relating to its particular object and the public interest associated with its activity. Its functioning and legal regime are expressly regulated by law.
-
Sareb's capital is owned by the following: 45% is owned by the Fund for Orderly Bank Restructuring (FROB) - an institution under public law whose objective is to manage credit institution restructuring and resolution processes-, and the rest is owned by several private investors, with 17% held by Santander Group, 12% by Caixabank and 7% by Banco Sabadell. Neither Caixabank nor Banco Sabadell are related to the Santander Group.

-
The Board of Directors is made up of 15 members: 5 independent members, 4 appointed by the FROB and 6 by the private shareholders, 2 of which were appointed by Santander Group on the basis of its stake in Sareb’s capital.

-
In addition to the usual governing bodies at private companies, by means of Law 9/2012, a Monitoring Committee was created in order to strengthen supervision of compliance with Sareb's general objectives. The Monitoring Committee is comprised of representatives of the Ministry of Economy and Competitiveness, which chairs the Committee and has the casting vote, the Ministry of Finance and Public Administration, the Bank of Spain and the Spanish National Securities Market Commission (CNMV), and meetings are also attended by a representative from the European Central Bank as an observer. The functions of the Monitoring Committee include analysis of Sareb’s business plan and any possible deviations from it, as well as the divestment plans and plans for the repayment of the secured debt. The Monitoring Committee may propose the provisional substitution of the Sareb's Board of Directors if it considers that Sareb is in an exceptionally serious position that could jeopardize its compliance with the objectives attributed to it by law. It may also propose the adoption of resolutions by Sareb's corporate bodies (including, the Board of Directors and its committees) where it considers this necessary for the attainment of the objectives for which it was created.

In view of the foregoing, that the stake held by the Group was less than 20 per cent of the voting power of the investee, that there were no material transactions between Sareb and the Group other than the Group’s investment in Sareb’s subordinated debt, no interchange of managerial personnel and no provision of essential technical information, we concluded that we were unable to clearly demonstrate that we had significant influence in accordance with IAS 28, so we accounted for the investment as an available for sale asset.

Finally, we confirm that there are no fee agreements between the Group and Sareb.

Note 12 - Non-Current Assets Held for Sale, page F-115

10.
Your disclosure indicates that you realized EUR 99 million of losses related to sales of properties that had a valuation allowance of EUR 402 million.  Please revise your disclosure beginning on page 243 to disclose how you considered the fact that you experienced losses on these properties that were approximately 25% in excess of your recorded provisions for these properties.  As part of your response, please tell us whether you have made any changes to your appraisal process or types of appraisals obtained.

    Response

We respectfully inform the Staff that as of December 31, 2012 we determined using third party appraisals that the carrying amount of our non-current assets held for sale approximated their fair value. The €99 million losses were concentrated in the second quarter of 2013 due to a decision taken by the Group in Spain to reduce the volume of our non-current assets held for sale on a one-time basis by selling them at prices below their carrying amounts.

Considering this, we did not deem necessary to make any change in our appraisal process. Additionally, as of December 31, 2013, we verified through third party appraisals that the carrying value of our non-current assets held for sale approximate their fair value.

Note 27 - Tax Matters, page F-161

e) Deferred Taxes, page F-163

11.
Your disclosure on page 104 indicates that the tax laws in Spain have changed during the reported periods due to a number of new tax measures; however the tax rate used in the income tax reconciliation has remained the same.  Please tell us how the tax measure changes disclosed on page 104 have impacted your tax rate for both the statutory and effective tax rates disclosed and clarify how these changes have impacted your financial results.  If these changes did not materially impact your financial results, please clearly state that fact in similar disclosure in future filings when applicable.

Response

Changes in Spanish tax laws during the period did not impact the statutory rate nor, materially, our effective tax rate nor our financial results.

In future filings, if there is a change in tax laws, we will more clearly disclose whether it impacts our financial results.

12.
We note your disclosure that certain of your deferred tax assets may be considered monetizable tax assets due to a change in several countries’ tax regimes. Please tell us how this mechanism works so that they remain realizable and not dependent on future income and therefore includable for regulatory capital purposes. Also, revise future filings to disclose the circumstances under which the deferred tax assets will convert into tax receivables.

Response

Broadly, the new tax rules approved in Spain state that deferred tax assets resulting from certain provisions (certain loan loss impairments and provisions for pensions) may be converted into refundable tax credits (credits that give rise to a receivable from the Spanish tax authorities) provided the institution falls into any of the following circumstances: (i) it reports a loss when the financial statements are formally approved (the deferred tax assets will be converted according to the ratio: loss/(capital+reserves)); or (ii) liquidation or Court-sanctioned insolvency. New rules also provide that those deferred tax assets that after a period of 18 years have not been effectively refunded could be exchanged for Spanish public debt on terms to be defined.

In Brazil, the new tax rules state that deferred tax assets resulting from certain loan loss impairments may be converted into refundable tax credits (in the form of cash or Brazilian public debt) provided the institution falls into any of the following circumstances: (i) it reports a tax loss (the deferred tax assets will be converted according to the ratio: loss/(capital+reserves)); or (ii) liquidation or insolvency.

In future filings, if those circumstances are relevant, we will clearly disclose them in our financial statements.

Note 47 - Personnel Expenses, page F-193

(iv) Deferred Conditional Variable Remuneration Plan, page F-197

13.
We note your disclosure on page F-198 that participants in this plan receive payments in cash equal to the dividends paid on the deferred shares.  Please tell us the following information regarding these instruments:

• Clarify whether you consider these shares as immediately vested or whether you believe that these shares are subject to service conditions for the purposes of applying the accounting policy disclosed on page F-58.

• If you believe these shares are immediately vested and not subject to service conditions, clarify how you consider these shares in your determination of earnings per share.

• If the shares are considered to be subject to service conditions and therefore not considered to be vested or outstanding until the date those service conditions are satisfied, please tell us whether the dividends required to be paid on these instruments during the vesting period are forfeitable.  If not, tell us how you have applied the guidance in paragraphs A13 and A14 of IAS 33 when presenting your measure of earnings per share.

Response

The Group considers that these shares are subject to service conditions as the beneficiaries must remain Group employees in order to receive the corresponding shares in each delivery, subject to certain customary exceptions set forth in the plan’s regulations, such as the beneficiary’s death, retirement, early retirement, pre-retirement, temporary leave or disability. Therefore, the shares are not considered to be vested until the date those conditions are satisfied.

We also confirm that the dividends required to be paid on these instruments during the vesting period are forfeitable.

Form 6-K Filed May 1, 2014

Loan Loss Provisions, page 10

14.
You disclose on page 10 of the Form 6-K filed on May 1, 2014 that provisions were maintained in Poland and were higher in Mexico due to greater lending and the change to the expected loss in the commercial portfolio. In the same Form 6-K, you state that the Committee verified that the financial information presented therein was based on the same principles and practices as those used to draw up the annual financial statements. However, on page F-47 of your Form 20-F for the period ended December 31, 2013, your accounting policies indicate that you are determining your impairment provisions based on an incurred loss model.  Therefore, please tell us and revise your future filings as applicable to specifically discuss how your change to an expected loss model for the commercial portfolios complies with the guidance in IAS 39, quantify the effect of the change to the expected loss model, and clarify whether the change was only made for certain commercial loan portfolios, or all of them.

Response

We acknowledge the Staff’s comment and we agree that the information included in some parts of our Form 6-K could appear to be inconsistent with the information that we included in our Form 20-F.

We respectfully inform the Staff that we have not changed to an expected loss model. As mentioned in page F-47 of our Form 20-F we use our internal models to determine impairment provisions based on an incurred loss model. The disclosure included in page 10 of our Form 6-K filed on May 1, 2014 related to a local regulatory change in Mexico where the Bank recorded in the local books additional provisions for commercial loans for €6 million.

Finally, we confirm that we will avoid these inconsistencies in future filings.

15.
In your earnings call held on May 3, 2014, you noted you had higher provisioning at Santander Consumer USA (SCUSA) resulting from an upfront recognition of provisions based on “expected loss,” which has a big impact in periods of strong growth of new lending.  Also during the call, it was noted that provisions doubled in the United States, which was mainly in line with the rise of new lending at SCUSA “and due to the expected loss of one year.”  In your Form 6-K filed August 5, 2014, you disclosed the significant increase in provisions at SCUSA in recent quarters, and discussed how they were linked to SCUSA’s growth in lending after signing the agreement with Chrysler. Additionally, you disclosed a substantially higher coverage ratio (282% at June 30, 2014) and that loan-loss provisions fell 8% in a comparison between Q1 and Q2 due to “SCUSA’s lower needs.” Please respond to the following:

• Clarify the references to “expected loss” it relates to the SCUSA loan portfolio and explain how this is methodology complies with the guidance in IAS 39.

• Explain in more detail why substantial growth in Q1 2014 drove the provision level so significantly in Q1 2014.   For example, tell us in more detail whether there is a difference in allowance methodology for newly original loans versus more seasoned loans.

• Tell us how the consolidation of SCUSA in the first quarter of 2014 affected the required provision levels at SCUSA.

Response

In response to the three bullet items in the comment above, we have prepared the following responses with the Staff’s comments in bold and underlined.

Clarify the references to “expected loss” it relates to the SCUSA loan portfolio and explain how this is methodology complies with the guidance in IAS 39.

We respectfully inform the Staff that the references to “expected loss” on our earnings call were not correct. Our methodology for determining allowances for loan losses in SCUSA is based on incurred losses.

Explain in more detail why substantial growth in Q1 2014 drove the provision level so significantly in Q1 2014.   For example, tell us in more detail whether there is a difference in allowance methodology for newly originated loans versus more seasoned loans.

Impairment losses on our individually acquired retail installment contracts, receivables from dealers and unsecured consumer loan increased by $481 million, from the first quarter of 2013 to the first quarter of 2014, driven mainly by portfolio growth resulting from the launch of the Chrysler business on May 1, 2013, which originated approximately $12 billion of Chrysler Capital retail installment contracts through March 31, 2014, and the increase in the net charge off rate due to increased competition having made it more difficult for lenders, including us, to price for incremental risk.

We also confirm that there is no difference in our allowance methodology for newly originated loans versus more seasoned loans.

Tell us how the consolidation of SCUSA in the first quarter of 2014 affected the required provision levels at SCUSA.

We inform the Staff that the consolidation of SCUSA in the first quarter of 2014 has not had any significant effect on the provision levels at SCUSA.

* * * * * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34 91 289 33 92.

Very truly yours,

/s/ José Manuel de Araluce Larraz
José Manuel de Araluce Larraz Chief Compliance Officer

cc:           Mr. José Antonio Álvarez, Banco Santander, S.A.
Mr. Javier del Castillo, Banco Santander, S.A.
Mr. Nicholas A. Kronfeld, Davis Polk & Wardwell LLP
Mr. Germán de la Fuente, Deloitte, S.L.